FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Ent. Corp. News Release Dated March 2, 2004,

2.

Madison Ent. Corp. BC Form 53-901F, Dated March 3, 2004,

3.

Madison Ent. Corp. News Release Dated March 3, 2004,

4.

Madison Ent. Corp. News Release Dated March 11, 2004,

5.

Madison Ent. Corp. News Release Dated March 18, 2004,

6.

Madison Ent. Corp. News Release Dated March 19, 2004,

7.

Information Circular, Schedules B and C, Proxy and Return Card, (Audited Financial Statements for the Year Ended October 31, 2003, EDGAR Filed Under the Companies Form 20F Annual Report Form on March 19, 2004),

8.

Interim Financial Statements for the Period Ended January 31, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date:   April 2, 2004

By:   “James G. Stewart”

 James G. Stewart

Its:     Secretary

(Title)

Madison Enterprises Corp.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 2, 2004

SECURITIES AND EXCHANGE COMMISSION                                                                                         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 2, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

MADISON ARRANGES BROKERED PRIVATE PLACEMENT

Madison Enterprises Corp. (“Madison”) is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will consist of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.50 per share for two years.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as Madison’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 2,058,000 shares of Madison at a price of $0.50 per share for two years, an administration fee of $10,000 and a corporate finance fee of 300,000 shares.

Canaccord also has the right to increase the amount of the offering by up to a further 5,715,000 units or $2,000,250 to cover over-allotments.  In the event of an increase in the size of the offering, Canaccord will receive additional broker’s warrants equal to 12% of such increase.

The proceeds of this private placement will be used primarily to fund ongoing exploration of Madison’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 2, 2004

Item 3.

Press Release

March 2, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has, subject to regulatory approval, arranged a private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years.

Item 5.

Full Description of Material Change

The Issuer has, subject to regulatory approval, arranged a private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years. Canaccord Capital Corporation (“Canaccord”) has agreed to act as the Issuer’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 2,058,000 shares of the Issuer at a price of $0.50 per share for two years, an administration fee of $10,000 and a corporate finance fee of 300,000 shares.  Canaccord also has the right to increase the amount of the offering by up to a further 5,715,000 units or $2,000,250 to cover over-allotments.  In the event of an increase in the size of the offering, Canaccord will receive additional broker’s warrants equal to 12% of such increase.

The proceeds of this private placement will be used primarily to fund ongoing exploration of the Issuer’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 3rd day of March, 2004.

MADISON ENTERPRISES CORP.

By:

“James G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 3, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

DRILLING PLANNED FOR BOTH MT. KARE AND LEWIS PROPERTIES

Madison Enterprises Corp. (“Madison”) is pleased to provide an update on its 2004 exploration plans for its Mt. Kare Property in Papua New Guinea and for its Lewis Property in Nevada.  Madison has begun preparatory work for a ground geophysical survey to be carried out in early April, immediately followed by a diamond drilling program designed to expand on the current gold and silver resource at its Mt. Kare Property.  Madison will also continue its aggressive exploration of its Lewis Property near Battle Mountain, Nevada with a three phase program of reverse circulation and core drilling to begin in April.

Mt. Kare Property

Madison is presently establishing a 30 line-kilometre grid over the area of the Pinuni Creek Valley in preparation for an Induced Polarization (“IP”) geophysical survey to begin in early April.  Madison believes the Pinuni Creek Valley is an extensive, broad structural corridor enabling the emplacement of mineralizing fluids into favorable host stratigraphy, similar to that identified at Madison’s Western Roscoelite Zone and at the nearby world-class Porgera Gold Deposit (where gold reserves, including past production, exceed 28 million ounces).  A second IP grid will be established to connect the northern extent of the north-south trending Western Roscoelite Zone to the north-easterly trending Pinuni Creek grid.

Previous IP surveys at Mt. Kare clearly identified the high grade Western Roscoelite Zone mineralization as a distinct resistivity low and coincident chargeability high.  This distinct geophysical feature was observed on every survey line comprising the limited 600 by 600 metre grid coverage and the anomaly remains strong on both the southernmost and northernmost lines surveyed.  Madison plans to expand IP surveying in its 2004 exploration program, at both the northern extension of the Western Roscoelite Zone and the Pinuni Creek Valley, immediately followed by diamond drilling.

In addition to the grid work in preparation for the IP geophysics, Madison will continue with its ongoing prospecting, pitting and trenching program in areas of geologic interest.  This geologic prospecting program recently identified an area of considerable interest, which may represent a southern extension to the Black Zone mineralization.  Although early in its discovery stage, three trenches have exposed base-metal sulphide mineralization along a minimum strike extent of 60 metres, displaying widths of 10 to 15 metres, within favorably altered and brecciated limestone in contact with altered diorite intrusives.  This occurrence is nearly identical to Madison’s Black Zone mineralization.  The initial prospecting grab samples from this area returned up to 1.5 g/t gold, 24 g/t silver and 1.2% zinc.  Trench results include an 11.9 metre section with a weighted grade of 1.1 g/t gold, 42.4 g/t silver and 1.7% zinc.  Immediate follow-up trenching will be undertaken to extend the mineralization both north and south beyond its current exposure, in preparation for drilling evaluation.

Madison is planning to initiate a minimum 5,000 metre diamond drilling program at Mt. Kare to commence immediately after the completion of the IP geophysical survey.  Drilling will be focused on expanding the existing geologic resource at Mt. Kare, currently estimated by the independent engineering firm of Watts Griffis & McOuat to be 25.5 million tonnes grading 2.2 g/t gold and 29.0 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

Lewis Property

In April, Madison will begin a three phase program of reverse circulation and core drilling at its Lewis Property in Nevada.  Exploration planned for 2004 includes the expansion of surface geologic and structural mapping, ground geophysics and MMI geochemical surveying northwards from the Virgin Structural Zone as well as over the two sub-parallel target zones along the Trinity and Buena Vista Structural Zones.

Madison anticipates that a total of approximately 20,000 metres of reverse circulation and core drilling will be completed at the Lewis Property in 2004.  The initial phase of 5,000 metres will be used, in conjunction with the previous drilling success at the Virgin Structural Zone, to prepare an initial resource calculation.

Targets beyond the Virgin Structural Zone, at Trinity, Buena Vista and Virgin North, will also be drilled later in the year, following surface geological, geophysical and geochemical evaluation.  Madison also plans to initiate preliminary metallurgical and engineering studies at the Lewis Property.

Madison’s Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property, in respect of which Newmont has reported current mineable reserves of 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold at US$300 per ounce along with an additional 73.8 million tons grading 0.026 oz/t gold not included as mineable reserves.  Past production for the Phoenix-Fortitude Property exceeded 2,000,000 ounces of gold.

Exploration of the Lewis Property has successfully outlined a geological environment identical to that underlying the Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 11, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) is pleased to report that it has agreed, subject to regulatory approval, to appoint Stewart Armstrong to act as an investor relations representative for a period of eight months beginning March 1, 2004.  His primary responsibilities will be to answer investor inquiries and to liaise with investment advisors.  Mr. Armstrong is based in Monterey California and will be providing his services on a consulting basis.  He will receive consulting fees of $3,700 per month and has, subject to regulatory approval, been granted an incentive stock option to purchase 250,000 shares of Madison at a price of $0.35 per share until March 10, 2009.  Mr. Armstrong presently owns 1,010,000 shares of Madison that he acquired for investment purposes.  For the past twelve years, he has been the principal of Seacoast Publishing, a California-based publishing house, and public relations consultant.

Madison also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 325,000 shares at a price of $0.35 per share until March 10, 2009.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 18, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (TSX-V: MNP) is pleased to report that it continues to receive the support and encouragement of the key members of the Government of Papua New Guinea for its ongoing work at Mt. Kare.  Senior management of Madison met last week with the Minister for Mining, The Honourable Sam Akotai, and the Director of the Mines Department, Tony Williamson, to present the work plan for the current exploration program at Mt. Kare which was announced March 11, 2004.

Both the Minister of Mines and the Director of the Mines Department complimented Madison on its current exploration plans as well as its ongoing community affairs work at Mt. Kare which includes on-site healthcare, assistance to religious groups, employment for local landowners, and assistance to the various schools in the land holders residential areas.

Madison owns a 90% interest in the Mt. Kare Property and holds the remaining 10% interest in trust for the Mt. Kare landowners.  The existing geologic resource at Mt. Kare is currently estimated by the independent engineering firm of Watts Griffis & McOuat to be 25.5 million tonnes grading 2.2 g/t gold and 29.0 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

To find out more about Madison Enterprises Corp. (TSX-V: MNP), visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 19, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Further to its news release of March 18, 2004, Madison Enterprises Corp. (“Madison”) reports, at the request of the B.C. Securities Commission, that the independent resource estimate reported in its news release of March 18, 2004 is comprised of the following categories of mineral resources using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t:

Resource Classification	Million Tonnes	g Au/t	g Ag/t	g Aueq/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7	2.98 2.40

This independent mineral resource estimate was prepared by the independent engineering firm of Watts Griffis & McOuat (“WGM”) in February 2000 on behalf of Madison.  It conforms to the July, 1996 version of the Australian “JORC” code, was calculated using 3-D block modeling and is based on the results of all drilling completed to November 1998 at Mt. Kare, including the 216 holes drilled to that date by Madison.

In calculating the mineral resource estimate, WGM used the following block modeling parameters:

-   10 m x 10m x 5m block size

-   a minimum of two and a maximum of twelve data points for each interpolated block

-   a maximum of ten samples from any single hole

-   assay and equivalent gold grades were composited to 2.5m intervals within each shell; and

-   density data was interpolated with a true inverse distance search that had no preferred weighting in any orientation

For the calculation of estimated grade within a single block, composite assay data was anisotropically weighted based on distance from the block centroid relative to the maximum search distance in that direction.  The mineral resource estimate was performed for the gold-bearing zones on an individual basis and was constrained by those geological factors which influence each zone such as:

-   orientation of the zone (strike and dip)

-   offsets of the zone by late faults

-   occurrence of unmineralized intrusive rocks

-   potential for high-grade cross-structures influencing grade

-   continuity of grade within the zone as it influences search radii; and

-   the weathering profile as it is reflected in individual specific gravity determinations.

Sectional outlines of each zone were developed based on:

-   the generalized limits of a 0.3 g/t equivalent mineralization envelope

-   interpretation of significant geological features; and

-   bisecting the zones with topographical surface

These sectional outlines were then used to digitally create 3D solids that defined the volumetric limits of each zone.  Raw gold assays were cut to a value of 30 g/t.  Gold equivalent was calculated using a gold price of US$300 per ounce and a silver price of US$5.50 per ounce.

WGM estimated the average specific gravity for the Western Roscoelite Zone, the Central Zone, the C9 Zone and the Black Zone to be 2.70, 2.49, 2.59 and 2.36, respectively.

Madison does not expect the estimate of mineral resources and mineral reserves to be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  These mineral resources are not mineral reserves and thus do not have demonstrated economic viability as a feasibility study with applied economic parameters has not been completed.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON ENTERPRISES CORP.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of MADISON ENTERPRISES CORP. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 20, 2004, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2003.

2.

To ratify and approve the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year.

3.

To authorize the directors to fix the remuneration to be paid to the auditor.

4.

To fix the number of directors at six (6).

5.

To elect directors for the ensuing year.

6.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this Notice.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 8th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

REPORT TO SHAREHOLDERS

During the last fiscal year, Madison continued its exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  During the period, Madison raised over $2.8 million to fund this exploration.

At Mt. Kare, Madison carried out additional geological mapping, data interpretation and trenching in preparation for Madison’s current program of IP geophysical surveying and diamond drilling on the Pinuni Creek structural target.

At the Lewis Property, Madison successfully tested the upper portion of the Virgin Structural Zone, the lateral extent of the sub-horizontal, stratigraphic mineralized zones and the projected intersections of these two mineralized features and confirmed the excellent continuity of these zones.  The objective of this, and subsequent drilling programs, is to enable Madison to calculate a preliminary resource estimate for the Virgin Structural Zone and the associated sub-horizontal, stratigraphic mineralized zones.

Subsequent to the end of the last fiscal year, Madison completed its acquisition of its initial 50% interest in the agreement to acquire the Lewis Property. Madison expects to increase this interest to 60% shortly at which point its joint venture partner, Great American Minerals Inc. (“GAM”), has the right to elect to participate on a 60/40 joint venture basis or to allow Madison to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

MADISON ENTERPRISES CORP.

(the “Company”)

 Suite 2000 – 1055 West Hastings Street

Vancouver, BC V6E 2E9

TELEPHONE: (604) 331-8772

INFORMATION CIRCULAR

(As at March 8, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Enterprises Corp. (the "Company") for use at the Annual General Meeting of the Company to be held on April 20, 2004 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because  the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 300,000,000 shares designated as Common Shares without par value (the "common shares"), of which 82,442,583 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on March 8, 2004 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

The directors have determined that all Shareholders of record as of the 8th day of March, 2004 will be entitled to receive notice of and to vote at the Meeting. Those Shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, BC, V6C 3B8 or at the Head Office of the Company at Suite 2000 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
ABDULLAH BASODAN Jeddah, Saudi Arabia Director	December 17, 1997	2,192,849	Private economic consultant since 1999, formerly President of Nimir Petroleum Company from 1991 to 2000.
NELL M. DRAGOVAN Vancouver, British Columbia Director and Audit Committee Member	June 6, 2003	601,514	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	717,972	Geologist; President of Adrian Resources Ltd.
DONALD W. KOHLS Lakewood, Colorado Director and Audit Committee Member	November 7, 1993	272,237	Independent geological consultant
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	nil	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	7,500	Secretary and General Counsel of Adrian Resources Ltd.

(1)

 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 8, 2004, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, B.C. on  February 16, 2004.

EXECUTIVE COMPENSATION

(Form 41, B.C. Securities Act and Regulations)

During the fiscal year ended October 31, 2003, the Company paid a total of $252,525 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2003, 2002 and 2001 in respect of the individuals who were, at October 31, 2003, the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b) (1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(3) ($) (e)	Securities Under Options granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
Chet Idziszek Chairman of the Board, President and CEO	2003 2002 2001	$133,125 $133,125 $148,594	$2,500 $1,000 $3,000	nil nil nil	427,000 nil 488,080	n/a n/a n/a	n/a n/a n/a	nil nil nil
J.G. Stewart Corporate Secretary	2003 2002 2001	nil nil nil	$2,500 $1,000 nil	$114,400 $107,300 $85,500	325,000 nil 300,000	n/a n/a n/a	n/a n/a n/a	nil nil nil

(1)

Fiscal years ended October 31, 2003, 2002 and 2001.

(1)

Indicates options granted in each of the fiscal periods shown.

(2)

Indicates legal fees paid to Mr. Stewart.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended October 31, 2003 to the Named Executed Officers:

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted in Fiscal Year* (c)	Exercise or Base Price ($/Security)(1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (e)	Expiration Date (f)
Chet Idziszek	427,000	16%	$0.20	$0.20	December 30, 2007
J.G. Stewart	325,000	12%	$0.20	$0.20	December 30, 2007

*

Percentage of all options granted during the fiscal year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options at Fiscal Year-End (#)(3)(4) Exercisable/ Unexercisable (5) (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (5) (e)
Chet Idziszek	nil	nil	915,080 / 0	$51,245 / 0
J.G. Stewart	nil	nil	625,000 / 0	$34,000 / 0

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2003 of $0.24, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to a LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Executive Compensation Program

The Company has no compensation committee. The Company’s executive compensation program is administered by the Board of Directors. The Company’s executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are below those competitive with the base salaries paid by leading corporations of a size comparable to the Company within the resource industry. However, share ownership opportunities in the form of incentive stock options are provided to align the interests of executive officers with the longer term interests of members.

Compensation for the Named Executive Officer, as well as for executive officers as a whole, consists of a base salary, along with a longer term incentive in the form of stock options granted. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and members.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive stock options and to determine the terms and conditions of the options. The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

Shareholder Return Performance Graph

The chart below (as required by the Regulation) compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The S&P/ TSX Composite Index  for the five fiscal year period commencing November 1, 1998 and ending October 31, 2003*).

*)

Assumes that the initial value of the Company's common shares and in the S&P/TSX Composite Index was $100 on November 1, 1998 and that all dividends were reinvested.

	Oct. 31, 1999	Oct. 31, 2000	Oct. 31, 2001	Oct. 31, 2002	Oct. 31, 2003
The Company	$57.14	$13.71	$4.00	$8.57	$13.71
S&P/TSX Composite	$116.88	$155.27	$110.91	$100.65	$125.20

Directors’ Compensation

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a Director of the Company, received $114,400 for legal services rendered during the last completed fiscal year.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2003 to directors who are not Named Executive Officers of the Company.

Name (a)	Securities Under Options Granted ($) (b)	% of Total Options Granted in Fiscal Year *(c)	Exercise or Base Price ($/Security) (1) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (e)	Expiration Date (f)
Abdullah M. Basodan	150,000	5.6%	$0.20	$0.20	December 30, 2007
Nell Dragovan	150,000	5.6%	$0.20	$0.20	December 30, 2007
Donald W. Kohls	150,000	5.6%	$0.20	$0.20	December 30, 2007
Catherine McLeod-Seltzer (2)	150,000	5.6%	$0.20	$0.20	December 30, 2007
Robert Sibthorpe	150,000	5.6%	$0.20	$0.20	December 30, 2007

*

Percentage of all options granted during the fiscal year.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

(2)

Ms. McLeod-Seltzer resigned as a director on June 5, 2003.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#) (1) (b)	Aggregate Value Realized ($) (2) (c)	Unexercised Options at Fiscal Year-End (#) (3) Exercisable/ Unexercisable (5) (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (3)(4) Exercisable/ Unexercisable (5) (e)
Abdullah M. Basodan	nil	nil	475,000 / 0	$28,750 / 0
Nell Dragovan	nil	nil	449,000 / 0	$26,930 / 0
Donald W. Kohls	nil	nil	345,000 / 0	$19,650 / 0
Catherine McLeod-Seltzer(6)	nil	nil	275,000 / 0	$14,750 / 0
Robert A. Sibthorpe	nil	nil	275,000 / 0	$14,750 / 0

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2003 of $0.24, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

(6)

Ms. McLeod-Seltzer resigned as a director on June 5, 2003

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2003.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Particulars of Matters to be Acted Upon" .

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

(a)

Change of Auditors and Remuneration of Auditors

On October 30, 2003, PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver. B.C. (the “Former Auditors”) resigned as auditors of the Company and Davidson & Company, Chartered Accountants of Vancouver, B.C. (the “Successor Auditors”) agreed to act as the Company’s auditor effective immediately.  A copy of the Notice of Change of Auditors, letter from the Former Auditors and letter from the Successor Auditors (attached hereto as Schedule “A”) form part of this Information Circular.

Members will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company, be ratified and approved.”

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITORS.

(b)

Stock Options

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval of the Plan is required on an annual basis. Exchange policy also requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”).  Therefore, the members will be asked at the Meeting to approve the Plan for another year and the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 8th day of March, 2004.

BY ORDER OF THE BOARD

Signed “Chet Idziszek” Chet Idziszek, President and Chief Executive Officer	Signed “James G. Stewart” James G. Stewart, Secretary

SCHEDULE “A”

NOTICE

NATIONAL POLICY STATEMENT NUMBER 31

TO:

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants of Vancouver, British Columbia.

PWC and the Company mutually agreed that PWC would cease to be the Auditors of the Company.  PWC resigned as the Auditors effective October 30, 2003, and Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing October 30, 2003.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditors’ Reports on the Company’s financial statements for the fiscal years ended October 31, 2002 and October 30, 2001, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors, indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 25th day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”

Chet Idziszek

President

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

December 2, 2003

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Subject:

Madison Enterprises Corp.

Dear Sirs:

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated November 25, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

“PricewaterhouseCoopers LLP”

Chartered Accountants

DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

November 27, 2003

British Columbia Securities Commission

Alberta Securities Commission - Alberta Office

PO Box 10142, Pacific Centre

4th Floor, 300 - 5th Avenue S.W.

12th Floor, 701 West Georgia Street

Calgary, AB

Vancouver, BC

T2P 3C4

V7Y 1L2

Saskatchewan Securities Commission

Ontario Securities Commission

6th Floor, 1919 Saskatchewan Drive

Inquiries & Contact Centre

Regina, SK

20 Queen Street West, 19th Floor, Box 55

S4P 3V7

Toronto Ontario

M5H 3S8

Dear Sirs:

Re:

Madison Enterprises Corp. (the "Company")

Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 25, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

“DAVIDSON & COMPANY”

DAVIDSON & COMPANY

Chartered Accountants

cc:  TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For the Year Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	October 31, 2003	2004/03/12
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/03/12
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/03/12

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(b)   Breakdown of Office and Rent costs:

Office	$108,305
Rent	114,362
$222,667

(c)   Breakdown of Public Relations costs:

Expenses	$9,958
Investor relations consultants	74,250
Internet	2,000
$86,208

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 9.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 6 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

05-Nov-02	Units	Private Placement	4,163,466	$0.15	$539,181	Cash
28-Nov-02	Common shares	Compensation shares	62,500	$0.15	$9,375	See note 6f)
08-Jan-03	Common shares	Exercise option	46,000	$0.15	$6,900	Cash
13-Jan-03	Common shares	Exercise warrants	500,000	$0.12	$60,000	Cash
14-Jan-03	Common shares	Exercise warrants	250,000	$0.14	$35,000	Cash
30-Jan-03	Common shares	Compensation shares	42,613	$0.22	$9,375	See note 6f)
03-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
06-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
07-Feb-03	Common shares	Exercise warrants	20,000	$0.12	$2,400	Cash
13-Feb-03	Common shares	Exercise option	42,000	$0.15	$6,300	Cash
24-Feb-03	Units	Private placement	11,004,000	$0.20	$1,998,311	Cash
24-Feb-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
26-Feb-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
11-Mar-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
25-Mar-03	Common shares	Exercise warrants	500	$0.14	$70	Cash
25-Mar-03	Common shares	Exercise warrants	19,000	$0.12	$2,280	Cash
21-May-03	Common shares	Compensation shares	55,147	$0.17	$9,375	See note 6f)

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

05-Aug-03	Common shares	Exercise Warrants	351,000	$0.12	$42,120	Cash
05-Aug-03	Common shares	Exercise warrants	4,500	$0.14	$630	Cash
13-Aug-03	Common shares	Compensation shares	78,125	$0.12	$9,375	See note 6f)
13-Aug-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
15-Sep-03	Common shares	Exercise warrants	100,000	$0.14	$14,000	Cash
15-Sep-03	Common shares	Exercise warrants	200,000	$0.12	$24,000	Cash
17-Sep-03	Common shares	Exercise warrants	1,750,000	$0.12	$210,000	Cash
17-Sep-03	Common shares	Exercise warrants	350,000	$0.12	$42,000	Cash
19-Sep-03	Common shares	Exercise warrants	640,000	$0.12	$76,800	Cash
19-Sep-03	Common shares	Exercise warrants	5,000	$0.14	$700	Cash
25-Sep-03	Common shares	Exercise warrants	750,000	$0.12	$90,000	Cash
02-Oct-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
21-Oct-03	Common shares	Compensation shares	55,147	$0.17	$9,375	See note 6f)

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

(a)

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

30-Dec-02	150,000	Director	Abdullah Basodan	$0.20	30-Dec-07
30-Dec-02	427,000	Director	Chet Idziszek	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Donald Kohls	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Catherine McLeod- Seltzer	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Robert Sibthorpe	$0.20	30-Dec-07
30-Dec-02	325,000	Director	James G. Stewart	$0.20	30-Dec-07
30-Dec-02	575,000	Consultant	Jeff Cocks	$0.20	30-Dec-07
30-Dec-02	150,000	Consultant	Nell Dragovan	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	Max Fugman	$0.20	30-Dec-07
30-Dec-02	61,920	Consultant	David Scott	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	David Mallo	$0.20	30-Dec-07
30-Dec-02	41,000	Consultant	Douglas Turnbull	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Naomi Corrigan	$0.20	30-Dec-07
30-Dec-02	47,500	Employee	Roswitha Davidson	$0.20	30-Dec-07
30-Dec-02	55,000	Employee	Elizabeth Anderson	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Elvie Valenzuela	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Sandra Hjerpe	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Graham Pople	$0.20	30-Dec-07

4.       (a)   Authorized and issued share capital at October 31, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	76,545,583	$56,033,615

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

          (b)   Summary of options and warrants outstanding at October 31, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,615,580	$0.17	March 6, 2006
Options	552,000	$0.15	May 21, 2007
Options	2,668,420	$0.20	December 30, 2007
Warrants	2,001,666	$0.18 $0.20	November 5, 2003 November 5, 2004
Agents Warrants	680,566	$0.18 $0.20	November 5, 2003 November 5, 2004
Warrants	5,500,000	$0.25	February 24, 2004
Agent Warrants	1,652,000	$0.25	February 24, 2004

          (c)   Share in escrow or subject to a pooling agreement as at October 31, 2003

Number of Shares
Escrow	NIL

5.       List of Directors and Officers as at March 12, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADSON ENTERPRISES CORP.

 (the “Company”)

MANAGEMENT DISCUSSION FOR

THE YEAR ENDED OCTOBER 31, 2003

Operating Results

Madison Enterprises Corp. (the “Company”) is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2003, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended October 31, 2002

During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.  During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.

Expenses for the fiscal year ended October 31, 2003 were $807,583, up from $678,381 for the fiscal year ended October 31, 2002.  This increase is primarily due to increased stock based compensation that increased to $158,853 for the fiscal year ended October 31, 2003 from $30,131 for the fiscal year ended October 31, 2002.

The net loss for the fiscal year ended October 31, 2003 was $729,046 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2002 of $677,995 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2004.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

Expenses for the fiscal year ended October 31, 2002 were $678,381, up slightly from $645,644 for the fiscal year ended October 31, 2001.  This increase is primarily due to increased wages.  Wages for the fiscal year ended October 31, 2002 increased to $297,325 from $230,399 for the fiscal year ended October 31, 2001, largely as a result of a greater percentage of wages being allocable to general and administrative expenses rather than to resource properties.

The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,312 or $0.07 per share.

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended October 31, 2000

During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.  During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167 and interest income of $170,644.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 2001 were $645,644, down from $735,481 for the fiscal year ended October 31, 2000.  This decrease is primarily due to decreased audit and accounting fees, depreciation, filing fees and public relations costs.  Audit and accounting fees for the fiscal year ended October 31, 2001 decreased to $49,176 from $69,228 for the fiscal year ended October 31, 2000, largely as a result of the cost of tax structuring advice during the prior year.  During the fiscal year ended October 31, 2001, the Company incurred depreciation of $24,783, as compared with $66,863 in the fiscal year ended October 31, 2000.  Filing fees for the fiscal year ended October 31, 2001 decreased to $8,804 from $18,098 for the fiscal year ended October 31, 2000, largely as a result of fees associated with the acquisition by the Company of an additional interest in the Mt. Kare Property and with financings carried out during the fiscal year ended October 31, 2000.  Public relations expenses fell to $70,677 in the fiscal year ended October 31, 2001 from $159,594 in the fiscal year ended October 31, 2000 as a result of market awareness programs undertaken in the prior year.

The net loss for the fiscal year ended October 31, 2001 was $3,089,312 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2000 of $590,004 or $0.01 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  One of the Company's two principal properties, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At October 31, 2003, the Company had working capital of $821,370, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

October 31, 2003 Compared to October 31, 2002

At October 31, 2003, the Company's current assets totaled $950,364 compared to $368,397 at October 31, 2002.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities increased slightly to $128,994 from $124,397.   As a result of these same factors, working capital was $821,370 at October 31, 2003 as compared with working capital of $244,000 at October 31, 2002.  The Company had no long-term debt at either October 31, 2003 or October 31, 2002.

At October 31, 2003, the Company had total assets of $44,267,125 as compared with $41,586,554 at October 31, 2002.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2003 was $55,882,956, up from $52,787,448 as at October 31, 2002 due to the issuance of share capital.  During the fiscal year ended October 31, 2003, the Company issued 4,003,333 common shares at a price of $0.15 per share pursuant to a private placement to generate net cash proceeds of $539,181, 11,000,000 common shares at a price of $0.20 per share pursuant to a private placement to generate net cash proceeds of $1,998,311, 5,260,000 shares pursuant to the exercise of share purchase warrants to generate net proceeds of $638,400, 148,000 shares pursuant to the exercise of incentive stock options to generate net proceeds of $23,400 and 293,532 shares recorded at $46,875 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2003 and October 31, 2002 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2003, the Company incurred property expenditures of $2,142,394, compared to $1,067,823 during the fiscal year ended October 31, 2002.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2002 Compared to October 31, 2001

At October 31, 2002, the Company's current assets totalled $368,397 compared to $1,232,047 at October 31, 2001.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities decreased slightly  to $124,397 from $133,149.   As a result of these same factors, working capital was $244,000 at October 31, 2002 as compared with working capital of $1,098,898 at October 31, 2001.  The Company had no long-term debt at either October 31, 2002 or October 31, 2001.

At October 31, 2002, the Company had total assets of $41,586,554 as compared with $41,372,266 at October 31, 2001.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 8,700,000 common shares at a price of $0.10 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 320,000 shares recorded at $32,000 pursuant to a finder’s fee and 583,579 shares recorded at $63,436 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,012,883, compared to $1,441,446 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2001 Compared to October 31, 2000

At October 31, 2001, the Company's current assets totalled $1,232,047 compared to $3,063,332 at October 31, 2000.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property.  During the same period, total liabilities decreased to $133,149 from $228,090, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property.   As a result of these same factors, working capital was $1,098,898 at October 31, 2001 as compared with working capital of $2,835,242 at October 31, 2000.  The Company had no long-term debt at either October 31, 2001 or October 31, 2000.

At October 31, 2001, the Company had total assets of $41,372,266 as compared with $44,340,619 at October 31, 2000.  This decrease is due principally to general and administrative expenses and a write-off of resource properties offset by proceeds from the sale of share capital during the year.

Share capital as at October 31, 2001 was $51,916,544, up from $51,700,144 as at October 31, 2000 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 733,137 common shares at a price of $0.21 per share pursuant to a private placement to generate net proceeds of $151,284 and issued 609,353 shares recorded at $65,116 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2001 and October 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2001, the Company incurred property expenditures of $1,441,446, compared to $3,315,257 during the fiscal year ended October 31, 2000.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The major measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal years ended October 31, 2003, 2002 and 2001 would have been reduced by $1,894,394 and $1,067,823 and increased by $409,936, respectively.

Outlook

For the remainder of the fiscal year ending October 31, 2004, the Company’s activities will focus on the exploration of the Mt. Kare Property and the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Mt. Kare and Lewis properties such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

MADISON ENTERPRISES CORP.

TO BE HELD AT:   Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON TUESDAY, APRIL 20, 2004 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________  (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at six (6)			N/A
4. To elect as Director, Abdullah Basodan		N/A
5. To elect as Director, Nell M. Dragovan		N/A
6. To elect as Director, Chet Idziszek		N/A
7. To elect as Director, Donald W. Kohls		N/A
8. To elect as Director, Robert Sibthorpe		N/A
9. To elect as Director, J. G. Stewart		N/A
10. To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the Information Circular accompanying this Proxy			N/A
11. To transact such other business as may properly come before the Meeting			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

MADISON ENTERPRISES CORP.

(the "Company")  CUSIP NO. 55744F101

TO:

Registered and Non-Registered Shareholders of the Company

RE:

REQUEST FOR INTERIM FINANCIAL STATEMENTS

National Policy Statement 54-102 of the Canadian Securities Administrators, Interim Financial Statements and Report Exemption, provides shareholders with the opportunity to elect annually to have their names added to an issuer’s Supplemental Mailing List in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

MADISON ENTERPRISES CORP.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[Fax #604-331-8773]

The undersigned certifies to be the owner of securities of MADISON ENTERPRISES CORP.  and requests to be placed on the Company=s Supplemental Mailing List in order to receive the Company=s interim financial statements.

DATED: _____________________, 2004

NAME:
(please print)
ADDRESS:

Signature

Name and Title of Person signing, if different from name above

NOTE:

As the supplemental list will be updated each year, a Request for Interim Financial Statements will be required annually in order to remain on the list.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	January 31, 2004	2004/03/31
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/03/31
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/03/31

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

JANUARY 31, 2004

(Unaudited – Prepared by Management)

Madison Enterprises Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at

	January 31, 2004	October 31, 2003
ASSETS

Current
Cash and cash equivalents	$ 289,852	$ 664,653
Marketable securities	40,000	40,000
Receivables	266,326	241,854
Prepaid expenses and deposits	3,857	3,857
	600,035	950,364

Resource properties and deferred costs	43,617,917	43,271,169
Equipment	42,862	45,592
	$ 44,260,814	$ 44,267,125

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 128,336	$ 128,994

Shareholders’ Equity
Capital Stock
Authorized
300,000,000 common shares without par value

Issued
77,355,583 (October 31, 2003 – 76,545,583) common shares	56,071,976	55,882,956
Stock options	185,630	188,984
Share purchase warrants	150,659	150,659
Contributed surplus	1,167,167	1,167,167
Deficit	(13,442,954)	(13,251,635)

	44,132,478	44,138,131

	$ 44,260,814	$ 44,267,125

Nature and continuance of operations (Note 1)

Subsequent events (Note 9)

Approved by the Board: _”Chet Idziszek”              Director

          _”James G. Stewart”        Director

Madison Enterprises Corp.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

 (expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2004 $	Three Months Ended January 31, 2003 $
EXPENSES
Audit and accounting	-	4,500
Bank charges	449	445
Consulting	3,000	-
Depreciation	2,730	3,658
Filing fees	2,026	4,761
Insurance	863	3,725
Legal fees	19,420	16,723
Office and rent	27,057	68,215
Office rent reimbursement	-	(47,195)
Public relations	28,192	25,335
Shareholder information	-	2,883
Stock-based compensation	30,416	158,853
Transfer agent’s fees	2,343	1,718
Travel	19,828	7,415
Wages	57,049	101,395
	(193,373)	(352,431)

OTHER INCOME (EXPENSES)
Interest earned	1,893	3,044
Foreign exchange gain	161	4,995
	2,054	8,039

Loss for the period	(191,319)	(344,392)

Deficit - Beginning of period	(13,251,635)	(12,522,589)

Deficit - End of period	(13,442,954)	(12,866,981)

Net loss per share	(0.00)	(0.00)

Madison Enterprises Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2004 $	Three Months Ended January 31, 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(191,319)	(344,392)
Items not affecting cash
Depreciation	2,730	3,658
Stock-based compensation	30,416	158,853

Change in non-cash working capital items:
Increase in accounts receivable	(24,472)	(67,859)
Decrease in prepaid expenses and deposits	-	12,857
Increase in accounts payable and accrued liabilities	2,496	5,697
	(180,149)	(231,186)

CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	155,250	657,408

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(349,902)	(331,133)

(Decrease) increase in cash and cash equivalents	(374,801)	95,089

Cash and cash equivalents - Beginning of period	664,653	262,096

Cash and cash equivalents - End of period	289,852	357,185

Supplemental disclosure with respect to cash flows (Note 7)

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2004

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2004, the Company had working capital of $471,699, which, together with the proceeds from share issuances subsequent to period end (Note 9), management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003.

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2004

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company except as described below.

Effective November 1, 2003, the Company elects to follow the fair value-based methodology for measuring all stock-based compensation.  The Company had previously used the intrinsic value-based method of accounting for employee and director stock options.

4.

Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2003	$ 41,722,002	$ 1,549,167	$ 43,271,169

Assays	3,320	63,289	66,609
Camp/Office	16,084	340	16,424
Communications	7,765	722	8,487
Community Relations	732	-	732
Compensation Payments	-	8,869	8,869
Computers/Drafting	-	5,322	5,322
Contractors-Surveying	-	6,637	6,637
Drilling	-	35,070	35,070
Food Supplies and Catering	26,268	-	26,268
Fuel Supplies	9,187	-	9,187
Geologic Staff	24,723	35,587	60,310
Geological Supplies/Equipment	-	489	489
Helicopter	36,128	-	36,128
Land & Legal	-	671	671
Lawyer Fees	20,987	-	20,987
Local Labour-Wages	16,252	-	16,252
Option fees	-	54,749	54,749

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2004

(Unaudited – Prepared by Management)

Outside Contractors- Community Relations	70,936	-	70,936
Port Moresby Office	2,817	-	2,817
Security	890	-	890
Technical Reports, Printing/ Copying	-	4,900	4,900
Travel & Accommodation	7,170	10,594	17,764
VAT Refundable	(123,750)	-	(123,750)
	119,509	227,239	346,748

Balance, January 31, 2004	$ 41,841,511	$ 1,776,406	$ 43,617,917

During the period ended January 31, 2004, the Company met its requirements to earn a 51% interest in the Lewis Property.

5.

Capital Stock

The Company’s authorized share capital consists of 300,000,000 common shares without par value.

	Number of Shares	Amount $

Balance, October 31, 2003	76,545,583	55,882,956
Exercise of Stock Options	575,000	135,770
Exercise of Warrants	235,000	53,250
Balance, January 31, 2004	77,355,583	56,071,976

During the three months ended January 31, 2004, the Company granted a 100,000 share incentive stock option exercisable at a price of $0.46 per share until December 3, 2008.  Stock-based compensation of $30,416 was recorded pursuant to the granting of this stock option.

6.

Related Party Transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2004, and 2003:

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2004

(Unaudited – Prepared by Management)

	2004 $	2003 $

Consulting fees	3,000	-
Legal fees	15,975	14,029
Exploration management and other expenditures on resource assets	12,375	19,833
Share issue costs charged to capital stock	-	4,515

b)

As at January 31, 2004, accounts payable and accrued liabilities include $16,374

      (October 31, 2003 - $1,546) due to officers of the Company and companies related by way of directors in common.

c)

During the three months ended January 31, 2004, the Company recorded reimbursements of $Nil (2003 - $43,518) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the three months ended January 31, 2004, the Company funded some general and administrative expenses for companies related by way of directors in common.  At January 31, 2004, accounts receivable include $129,653 (October 31, 2003 - $223,575) due from these related companies.

7.

Supplemental disclosure with respect to cash flows

During the period ended January 31, 2004, the Company conducted the following non-cash transactions:

Transferred $33,770 to Capital Stock on the exercise of stock options for which stock-based compensation had previously been recorded.

8.

Segmented Information

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States.  All equipment is held in Canada.

Madison Enterprises Corp.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2004

(Unaudited – Prepared by Management)

9.

Subsequent Events

The following events occurred subsequent to January 31, 2004:

a)

The Company issued 500,000 common shares for proceeds of $100,000 on the exercise of stock options.

b)

The Company issued 4,587,000 common shares for proceeds of $1,143,750 on the exercise of warrants.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(b)   Breakdown of Office and Rent costs:

Office	$19,782
Rent	7,275
$27,057

(c)   Breakdown of Public Relations costs:

Fax	$3,467
Investment conferences	5,757
Investor relations consultants	8,350
Internet	7,682
Printing	2,936
$28,192

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

18-Nov-03	Common shares	Exercise option	165,000	$0.17	$28,050	Cash
25-Nov-03	Common shares	Exercise warrants	100,000	$0.20	$20,000	Cash
28-Nov-03	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.15	$7,500	Cash
17-Dec-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
18-Dec-03	Common shares	Exercise option	125,000	$0.17	$21,250	Cash
29-Dec-03	Common shares	Exercise option	75,000	$0.20	$15,000	Cash
02-Jan-04	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
19-Jan-04	Common shares	Exercise warrants	10,000	$0.20	$2,000	Cash
22-Jan-04	Common shares	Exercise option	100,000	$0.20	$20,000	Cash
30-Jan-04	Common shares	Exercise warrants	50,000	$0.25	$12,500	Cash

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

           (b) Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

03-Dec-03	100,000	Director	Douglas Brown	$0.46	03-Dec-08

4.        (a)  Authorized and issued share capital at January 31, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	77,355,583	$56,071,976

            (b)  Summary of options and warrants outstanding at January 31, 2004

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,140,580	$0.17	March 6, 2006
Options	502,000	$0.15	May 21, 2007
Options	2,343,420	$0.20	December 30, 2007
Options	100,000	$0.46	December 3, 2008
Warrants	1,891,666	$0.20	November 5, 2004
Agents Warrants	680,566	$0.20	November 5, 2004
Warrants	5,375,000	$0.25	February 24, 2004
Agents Warrants	1,652,000	$0.25	February 24, 2004

            (c)   Share in escrow or subject to a pooling agreement as at January 31, 2004

Number of Shares
Escrow	NIL

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

5.

List of Directors and Officers as at March 31, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE MONTHS ENDED JANUARY 31, 2004

During the three months ended January 31, 2004, the Company completed its acquisition of its initial 51% interest in the agreement to acquire the Lewis Property. The Company expects to increase this interest to 60% shortly at which point its joint venture partner, Great American Minerals Inc. (“GAM”), has the right to elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

Subsequent to the end of the period, the Company arranged, subject to regulatory approval, a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years.

The proceeds from this placement will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At January 31, 2004, the Company had total assets of $44,260,814 as compared with $44,267,125 at October 31, 2003.  This decrease is due to general and administrative expenses incurred during the period.  Working capital at January 31, 2004 decreased to $471,699 from working capital of $821,370 at October 31, 2003.   The Company's largest cash outflow in the three month period ended January 31, 2004 was as a result of exploration expenditures of $349,902.  During the three month period ended January 31, 2003, the Company’s largest cash outflow resulted from general and administrative expenses of $352,431.

During the three month period ended January 31, 2004, the Company recorded interest income of $1,893 and a foreign exchange gain of $161.  During the three month period ended January 31, 2003, the Company recorded interest income of $3,044 and a foreign exchange gain of $4,995.

Expenses for the three month period ended January 31, 2004 were $193,373, down from $352,431 for the three month period ended January 31, 2003 due principally to reduced stock-based compensation and wages.  During the three month period ended January 31, 2004, the Company incurred expenses of $60,938 with or on behalf of parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $15,975, consulting fees of $15,375 and office costs and wages incurred on behalf of companies with directors in common totalling $29,588 pursuant to cost sharing arrangements with such companies.  The net loss for the three month period ended January 31, 2004 was $191,319 or $0.00 per share as compared with a net loss for the three month period ended January 31, 2003 of $344,392, or $0.00 per share.

CAPITAL STOCK

During the three months ended January 31, 2004, the Company issued 575,000 shares pursuant to the exercise of incentive stock options and 235,000 shares pursuant to the exercise of share purchase warrants to generate proceeds of $135,770 and $53,250, respectively.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, operating capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At January 31, 2004, the Company had working capital of $471,699, which, together with the proceeds from the exercise of share purchase warrants and stock options subsequent to the end of the period, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles most investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.  However, subsequent to the end of the period, the Company appointed Stewart Armstrong to act as an investor relations representative for a period of eight months beginning March 1, 2004.  His primary responsibilities will be to answer investor inquiries and to liaise with investment advisors

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company issued 4,587,000 shares pursuant to the exercise of share purchase warrants to generate proceeds of $1,143,750 and issued 500,000 shares pursuant to the exercise of stock options to generate proceeds of $100,000.  In addition, subsequent to the end of the period the Company arranged, subject to regulatory approval, a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years.